                                  News Release

For Immediate Release

Eurand Reports Recent Highlights and
First Quarter 2010 Financial Results

Recent Highlights:

•	First quarter 2010 revenues grew to EUR 31.1 million ($42.0 million), an increase of 7%, or 11% in constant currency, from the first quarter of 2009.

•	Net income for the three months ended March 31, 2010 was EUR 360,000 ($487,000), or EUR 0.01 per diluted share ($0.01 per diluted share).

•
The U.S. Food and Drug Administration (FDA) enforced its previously stated guidance for pancreatic enzyme products (PEPs), declaring April 28, 2010 a Stop Distribution date for manufacturers of unapproved PEPs.

•	The Centers for Medicare & Medicaid Services (CMS) announced that as of April 29th, certain unapproved PEPs were no longer eligible for reimbursement under the Medicaid Drug Rebate program.

•
For the week ended April 30, 2010, ZENPEP® (pancrelipase) Delayed-Release Capsules and the 5,000-unit dose authorized generic to ZENPEP together held 6% of the total market for pancreatic enzyme products (PEPs).

AMSTERDAM, The Netherlands, May 14, 2010 – Eurand N.V. (NASDAQ: EURX), a global specialty pharmaceutical company, today reported revenues for the first quarter of 2010 of EUR 31.1 million ($42.0 million), an 11% increase in constant currency from the first quarter of 2009. Net income was EUR 360,000 ($487,000), or EUR 0.01 per diluted share ($0.01 per diluted share), versus a net loss of EUR 974,000 ($1.3 million), or EUR (0.02) per diluted share ($(0.03) per diluted share) for the first quarter of 2009.

“We are delighted to report another solid quarter,” said Gearóid Faherty, Chairman and Chief Executive Officer, “and we are particularly pleased by the recent growth in ZENPEP sales. We believe that the FDA’s recent enforcement of its April 28th, 2010 deadline and the decision by CMS to cease Medicaid rebates for certain unapproved PEPs create a substantial market opportunity for ZENPEP.”

Gross margins improved significantly during the first quarter versus the first quarter of 2009, owing to changes in the product mix to higher margin products.  Other factors affecting the first quarter results were higher operating expenses, primarily due to costs associated with the ZENPEP launch.  This increase was offset somewhat by lower research and development costs versus the first quarter of 2009, reflecting reduced clinical study activity.

ZENPEP Launch Update

In late March 2010, the U.S. Food and Drug Administration, in accordance with its previously stated guidance that all marketed PEPs were required to have FDA approval by April 28, 2010, declared this a Stop Distribution date for unapproved PEPs and advised that patients not currently taking an approved product begin working with their healthcare professionals to switch to an FDA-approved PEP. On April 29, 2010, the Centers for Medicare & Medicaid Services (CMS) announced that, effective immediately, certain unapproved PEPs would no longer be eligible for inclusion in the Medicaid Drug Rebate program.

“These actions have created a competitive landscape that we believe presents a unique window of opportunity for ZENPEP -- as one of just two currently FDA-approved PEPs on the market -- to gain market share,” Faherty said. “In addition, we are beginning to see positive results from the extensive sampling program we undertook in the first quarter, our authorized generic is gaining ground in the low-dose market, and we continue to make steady progress in obtaining full Medicaid and Medicare Part D reimbursement for ZENPEP.  All of these factors leave us very encouraged about the growth prospects for this franchise as the year unfolds.”

Eurand launched ZENPEP, a treatment for pancreatic insufficiency, in November 2009. In mid-December 2009, Eurand introduced PANCRELIPASE™, an authorized generic (AG) to the 5000-unit dose of ZENPEP.  The AG is intended to retain the market share the unbranded Pancrelipase captured in 2009 in the low-dose segment of the gastroenterology market, which historically has moved to the lowest-cost product.

For the week ended April 30, 2010, Eurand’s total pancrelipase franchise (including Pancrelipase, ZENPEP, and the AG, PANCRELIPASE™) held 10% of total prescriptions in the coated PEP market.  Performance by product is as follows:

Eurand Products	Total Weekly Rx*	Share of PEP Market*
Pancrelipase	829	4%
ZENPEP	684	3%
PANCRELIPASE™(AG)	569	3%
Total	2,082	10%

* Source: IMS Health Incorporated

RECENT DEVELOPMENTS

Axcan did not receive approval for the New Drug Application (NDA) of its coated PEP, ULTRASE® MT, by the FDA’s April 28, 2010 deadline or by the May 5, 2010 Prescription Drug User Fee Act (PDUFA) date. On May 6, 2010, Axcan announced that the FDA issued a complete response letter, requiring that deficiencies with respect to the manufacturing and control processes at the manufacturer of the active ingredient of ULTRASE be addressed before approval can be granted (Eurand is not the manufacturer of the active ingredient).  Axcan stated that they are confident that ULTRASE will be approved but cannot give any guidance at this point as to when that might occur.

In accordance with the FDA’s guidance, Axcan has stated that they stopped distribution of ULTRASE, effective April 28, 2010. Eurand licenses, manufactures and supplies ULTRASE capsules to Axcan. Eurand is currently analyzing and monitoring the situation to determine any potential impact on its future revenues.

PRODUCT DEVELOPMENT PIPELINE UPDATE:

EUR-1008 – ZENPEP® (pancrelipase) Delayed-Release Capsules

In late 2009, the European Medicines Evaluation Agency (EMEA) finalized its draft guidelines on the clinical development and evaluation of medicinal products, including PEPs, for the treatment of cystic fibrosis.  Based on these guidelines and the feedback Eurand received from the EMEA on the clinical and regulatory path forward for EUR-1008 (ZENPEP), the Company anticipates initiating a Phase III study in Europe in the second half of 2010. Eurand intends to out-license the distribution rights for EUR-1008 in Europe and Asia and discussions are ongoing with potential partners in those regions.

EUR-1073 – CLIPPER™ (beclomethasone dipropionate)

Chiesi Farmaceutici S.p.A., the licensor of EUR-1073, a proprietary development product for the treatment of ulcerative colitis, has completed a Phase IIIb clinical study in Europe comparing CLIPPER™ to the current standard of care, prednisolone, in ulcerative colitis.  The results of this study showed that CLIPPER met the primary efficacy endpoint of non-inferiority.   Eurand is currently evaluating these results to determine if the safety profile of EUR-1073 can be differentiated from other comparable marketed products.

EUR-1025 – Once-Daily Formulation of Ondansetron

In March, Eurand submitted a protocol to the FDA for a Phase III study evaluating EUR-1025 in the prevention of nausea and vomiting.  If the protocol is accepted, the Company expects to initiate the trial in the fourth quarter of 2010.

FIRST QUARTER 2010 FINANCIAL RESULTS

Total revenues were EUR 31.1 million ($42.0 million) in the first quarter of 2010, an increase of approximately 7%, or 11% at constant currency rates, compared with the first quarter of 2009.  Following the recent FDA announcements indicating that unapproved PEPs would not be recalled, the Company reviewed its product return provision relative to Pancrelipase, its unapproved PEP, and accordingly recognized revenues of EUR 2.1 million ($2.8 million), concomitantly reducing the provision for product returns.

Product sales grew 12%, or 16% at constant currency rates, to EUR 26.9 million ($36.3 million) in the first quarter of 2010 compared with the same period of 2009. This increase can be attributed mainly to sales of ZENPEP. Royalties were EUR 2.8 million ($3.8 million), up 5% at constant currency rates from the first quarter of 2009. Development fees for the first quarter of 2010 were EUR 1.4 million ($1.9 million), down 38%, or 35% at constant currency rates, from the same period in 2009. Revenue from development fees can fluctuate from quarter to quarter since a significant portion of fees is recognized upon achievement of development milestones.

Cost of goods sold was EUR 12.8 million ($17.2 million) for the three months ended March 31, 2010, down 11%, or 8% at constant currency rates, compared with the same period in 2009. The margin on product sales increased from 40.7% in the first quarter of 2009 to 52.5% in the first quarter of 2010, mainly as a result of product mix changes that resulted in a shift to higher margin products and the reduction in the provision for product returns (EUR 2.1 million, or $2.8 million) in relation to Pancrelipase that was reported as revenues during the first quarter of 2010 with no corresponding cost of goods sold.

Research and development (R&D) expenses were EUR 5.3 million ($7.2 million) for the three months ended March 31, 2010, down 16%, or 14% at constant currency rates, compared with the same period in 2009.  Certain components of Eurand’s R&D expenses, notably clinical studies, can vary significantly from quarter to quarter.

Selling, general and administrative (SG&A) expenses of EUR 10.9 million ($14.8 million) were up 34%, or 39% at constant currency rates, compared with the first quarter of 2009. The increase in SG&A expenses is primarily the result of an increase in direct sales and marketing expenses associated with the products commercialized and marketed by Eurand, notably ZENPEP, which was launched at the end of 2009.

The operating profit for the first quarter of 2010 was EUR 1.3 million ($1.7 million) compared with a profit of EUR 61,000 ($83,000) in the comparable period of 2009. Net income for the first quarter of 2010 was EUR 360,000 ($487,000), or EUR 0.01 per diluted share ($0.01 per diluted share) compared with a  net loss for the first quarter of 2009 of EUR 974,000 ($1.3 million), or EUR (0.02) per diluted share ($(0.03) per diluted share).

At March 31, 2010, cash, cash equivalents and marketable securities were EUR 35.3 million ($47.8 million). Attached to this earnings release are the following items:

1.	Selected consolidated statements of operations for the three months ended March 31, 2010 compared with the same period in 2009
2.	Selected balance sheet data as of March 31, 2010 and December 31, 2009

Note on Currency Presentation

This press release contains translations of euros into U.S. dollars at a convenience rate of EUR 1=$1.3526, the noon buying rate at the Federal Reserve Bank of New York on March 31, 2010.

Percentage variances quoted in “Constant Currency” represent the increase or decrease recomputed as if euro/dollar exchange rates had been the same in the three months ended March 31, 2010 as they were in the same period in 2009. As a guide, average exchange rates were EUR 1=$1.3842 in the three months to March 31, 2010, and EUR 1=$1.3024 in the three months to March 31, 2009.

Conference Call Information

Eurand will host a conference call today, Friday, May 14, 2010, at 8:30 a.m. Eastern Time, 2:30 p.m. Central Europe Time, covering the first quarter 2010 financial results.

To participate in the conference call, U.S. participants dial 1-877-407-9039, international participants dial +1-201-689-8470.  A replay of the call will be available until June 14, 2010.  To participate in the replay of the call, U.S. participants dial 1-877-660-6853, international participants dial +1-201-612-7415. The account number is: 3055; conference ID number: 348936.

A live web cast of the call also will be available from the investor relations section of the company website at www.eurand.com. Following the live webcast, the archived version of the call will be available at the same URL until June 14, 2010.

About Eurand

Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies.  Eurand has had six products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles and taste-masking orally disintegrating tablet (ODT) formulations. Eurand is a global company with facilities in the U.S. and Europe.  For more information, visit www.eurand.com.

Forward-Looking Statement

This release and oral statements made with respect to information contained in this release, including statements about the market potential of ZENPEP, constitute forward-looking statements.  Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact.  The words “expects”, “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with our ability to market, commercialize and achieve market acceptance for ZENPEP or to develop or partner any of our other products. A non-exclusive list of important factors that may affect future results may be found in Eurand’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and periodic reports on Form 6-K. Investors should evaluate any statement in light of these important factors. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.  Actual events could differ materially from those anticipated in the forward-looking statements.

#  #  #

Contacts:

Bill Newbould                                                                           Nick Laudico/Sara Pellegrino
Vice President, Investor Relations                                        The Ruth Group
Eurand N.V.                                                                              +1 646-536-7030/7002
+1 267-759-9335                nlaudico@theruthgroup.com
bill.newbould@eurand.com                   spellegrino@theruthgroup.com

Item 1. Selected consolidated statements of operations for the three months ended March 31, 2010 compared with the same period in 2009

	Three months ended March 31,
	2010	2010	2009	% Change
				At current	At constant
	$'000(a)	euro'000	euro'000	currency	currency

Product sales	36,312	26,846	24,003	12%	16%
Royalty income	3,798	2,808	2,853	-2%	5%
Development fees	1,922	1,421	2,302	-38%	-35%
	----------	----------	----------	--------	---------
Total revenues	42,032	31,075	29,158	7%	11%
Cost of goods sold	(17,252)	(12,755)	(14,245)	-11%	-8%
R & D expenses	(7,169)	(5,300)	(6,339)	-16%	-14%
S,G & A expenses	(14,781)	(10,928)	(8,158)	34%	39%
Amortization of intangibles	(415)	(307)	(355)	-14%	-10%
Other expenses	(685)	(506)	-	N.M.	N.M.
	----------	----------	----------	--------	---------
Operating income	1,730	1,279	61	N.M.	N.M.

Financial income	716	529	109	N.M.	N.M.
	----------	----------	----------	--------	---------
Income before taxes	2,446	1,808	170	N.M.	N.M.

Income taxes	(1,959)	(1,448)	(1,144)	N.M.	N.M.
	----------	----------	----------	--------	---------
Net income (loss)	487	360	(974)	N.M.	N.M.
	==========	==========	==========	========	=========
Basic net income (loss) per share	$0.01	€0.01	€(0.02)
Diluted net income (loss) per share	$0.01	€0.01	€(0.02)
Weighted average number of shares used to compute basic income (loss) per share	47,864,709	47,864,709	45,752,722
Weighted average number of shares used to compute diluted income (loss) per share	48,326,628	48,326,628	45,752,722

(a)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.3526, the noon buying rate at the Federal Reserve Bank of New York on March 31, 2010.

Item 2. Selected balance sheet data as of March 31, 2010 and December 31, 2009

	March 31,		December 31,
	2010	2010	2009
	$'000 (1)	euro'000	euro'000

Cash and cash equivalents	21,310	15,755	16,893
Marketable securities	26,478	19,576	23,049
Total debt	-	-	207
Total shareholders' equity	153,340	113,367	111,574

(1)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.3526, the noon buying rate at the Federal Reserve Bank of New York on March 31, 2010.